INDEPENDENT AUDITORS' CONSENT


We consent to the use in this Post-Effective Amendment No. 1 to Registration Statement No. 333-69852 of MetLife Investors Variable Life Account Five of MetLife Investors Insurance Company of California (the Company) on Form S-6 of our report dated February 22, 2002, relating to the financial statements of the Company (which report expresses an unqualified opinion and includes an explanatory paragraph that discusses the Company's change in basis of accounting, as of January 1, 2000, as a result of a business combination accounted for as a purchase), and our report dated April 5, 2002, relating to the financial statements of the sub-accounts of MetLife Investors Variable
Life Account Five appearing in this Prospectus, which is part of such Registration Statement.

We also consent to the reference to us under the heading "Experts" in such Prospectus.


/s/ DELOITTE & TOUCHE LLP

St. Louis, Missouri
April 26, 2002